UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 7, 2022 (July 7, 2022)

KINGSWOOD ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39700	85-2432410
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17 Battery Place, Room 625

New York, New York 10004

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 404-7002

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and three-fourths of one redeemable warrant	KWAC.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	KWAC	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	KWAC WS	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Item 1.01. Entry into a Material Definitive Agreement

On July 7, 2022, Kingswood Acquisition Corp., a Delaware corporation (“Kingswood”), Binah Capital Group, Inc., a Delaware corporation and wholly-owned subsidiary of Kingswood (“Holdings”), Kingswood Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings (“Kingswood Merger Sub”), Wentworth Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Holdings (“Wentworth Merger Sub”), and Wentworth Management Services LLC, a Delaware limited liability company (“Wentworth”), entered into an agreement and plan of merger (the “Merger Agreement”) pursuant to which Kingswood will acquire Wentworth for consideration of a combination of shares in Holdings and assumption of indebtedness (as further explained below). The terms of the Merger Agreement, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the mergers and the other transactions contemplated thereby, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

The Merger Agreement

Structure of the Transaction

The acquisition is structured as a “double dummy” transaction, resulting in the following:

(a)	Each of Holdings, Kingswood Merger Sub and Wentworth Merger Sub are newly formed entities that were formed for the sole purpose of entering into and consummating the transactions set forth in the Merger Agreement. Holdings is a wholly-owned direct subsidiary of Kingswood and both Kingswood Merger Sub and Wentworth Merger Sub are wholly-owned direct subsidiaries of Holdings.

(b)	Upon Closing: (i) Kingswood Merger Sub will merge with and into Kingswood (the “Kingswood Merger”), with Kingswood surviving the Kingswood Merger as a wholly owned subsidiary of Holdings (the “Kingswood Surviving Company”); and (ii) simultaneously with the Kingswood Merger, Wentworth Merger Sub will merge with and into Wentworth (the “Wentworth Merger”), with Wentworth surviving the Wentworth Merger as a wholly-owned subsidiary of Holdings (the “Wentworth Surviving Company”). Kingswood Surviving Company will acquire, and Holdings will contribute to Kingswood Surviving Company (the “Holdings Contribution”) all units of the Wentworth Surviving Company directly held by Holdings after the Wentworth Merger, such that, following the Holdings Contribution, the Wentworth Surviving Company will be a wholly-owned subsidiary of the Kingswood Surviving Company (together with the Kingswood Merger, the Wentworth Merger and the other transactions related thereto, the “Transactions”).

(c)	In addition, contemporaneously with the execution of the Merger Agreement, (i) certain holders of Wentworth’s membership units (“Wentworth Securityholders”) representing a majority of Wentworth’s outstanding membership interests entered into a Wentworth Support Agreement (the “Wentworth Support Agreement”), pursuant to which such Wentworth Members agreed, among other things, to approve the Merger Agreement and the Transactions, and (ii) certain holders of Kingswood’s common stock, par value $0.0001 per share (“Kingswood Common Stock”), and Kingswood Private Placement Warrants (“Private Placement Warrants”) entered into a Founder Support Agreement (the “Founder Support Agreement”), pursuant to which, among other things, such holders of Kingswood Common Stock agreed to approve the Merger Agreement and the Transactions.

Consideration

The aggregate consideration payable to the Wentworth Members for the Transactions (the “Wentworth Merger Consideration”) consists of Holdings Common Shares issued on the Closing Date (the “Share Consideration”), and the assumption of all indebtedness of Wentworth as of the Closing Date (the “Assumed Indebtedness”).

The Wentworth Merger Consideration is equal to the quotient of: (a) the difference of (i) Enterprise Value, minus (ii) Closing Wentworth Indebtedness, minus (iii) Sponsor Share Value, minus (iv) Outstanding Transaction Expenses, minus (v) Wentworth Class B Redemption Amount, divided by (b) the Per Share Price, subject to the Minimum Company Share Amount.

Proxy Statement/Prospectus and Stockholder Meeting

As promptly as practicable after the date of the Merger Agreement, (i) Kingswood will prepare and file with the Securities and Exchange Commission (the “SEC”) the proxy statement/prospectus (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be sent to the stockholders of Kingswood soliciting proxies from such stockholders to obtain the Kingswood Stockholder Approval (as defined in the Merger Agreement) at the meeting of Kingswood’s stockholders and (ii) Holdings and Wentworth will prepare and file with the SEC a registration statement on Form S-4 or such other applicable form (the “Form S-4”), in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the Holdings securities issuable in connection with the Transactions.

Closing

The Closing will be on a date that is three (3) Business Days after the date on which all Closing conditions have been satisfied or waived or such other time as Kingswood and Wentworth may mutually agree in writing.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations, warranties, and covenants of (a) Wentworth and (b) Holdings, Kingswood, Kingswood Merger Sub and Wentworth Merger Sub relating to, among other things, their ability and authority to enter into the Merger Agreement and their capitalization.

Conditions to Closing

General Conditions

The obligation of the parties to consummate the Transactions is conditioned on, among other things, the satisfaction or waiver (where permissible) by Kingswood and Wentworth of the following conditions, (a) the waiting period for the HSR Filing has expired or been terminated; (b) there shall not be in force any Law that has the effect of prohibiting or otherwise preventing the consummation of the Transactions; (c) the Offer shall have been completed in accordance with the terms of the Proxy Statement/Prospectus; (d) the Form S-4 has been effective and no stop order suspending the effectiveness of the Form S-4 is in effect and no proceedings for that purpose is pending before or threatened by the SEC; (e) the Kingswood Stockholder Approval has been obtained; (f) shares of Holdings Common Stock and Holdings Warrants issued in exchange for the Kingswood Public Warrants shall have been approved for listing on a National Exchange; (g) each party to the Registration Rights Agreement shall have delivered duly executed counterparts thereto.

Kingswood Conditions to Closing

The obligations of Kingswood to consummate the Transactions are subject to the satisfaction of conditions, any one or more of which may be waived in writing by Kingswood:

●	Each of the representations and warranties of Wentworth relating to Corporate Organization of Wentworth, Subsidiaries, Due Authorization, Current Capitalization and Brokers’ Fees, in each case shall be true and correct in all material respects as of the Closing Date.
●	The representations and warranties of Wentworth relating to Absence of Changes shall be true and correct in all respects as of the Closing Date.
●	Each of the representations and warranties of Wentworth contained in Merger Agreement shall be true and correct as of the Closing Date as though then made except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.
●	Wentworth shall have performed as of or prior to the Closing all covenants of Wentworth in all material respects.
●	Wentworth shall have delivered to Kingswood a certificate signed by an officer of Wentworth certifying that the conditions relating to Wentworth’s representations and warranties and covenants, have been fulfilled.
●	Wentworth shall deliver or cause to be delivered to Kingswood a certificate of the secretary or other officer of Wentworth and each of its Subsidiaries as to (A) no amendment to the organizational documents of Kingswood or any of its Subsidiaries, and (B) the actions taken by the board of directors or managers of Wentworth to authorize the Merger Agreement.
●	No event shall have occurred between execution of the Merger Agreement and Closing Date that has had a Material Adverse Effect.
●	The amended and restated certificate of incorporation of Holdings shall have been adopted.
●	The amended and restated bylaws of Holdings shall have been adopted.
●	Wentworth shall deliver to Kingswood and Holdings, counterparts to a Lock-Up Agreement.
●	Wentworth shall have delivered to Kingswood a fully executed certificate by an executive officer of Wentworth setting forth the Wentworth’s good faith calculation of all Outstanding Company Expenses and the Wentworth Merger Consideration (including the calculation of the Company Converted Debt and the Minimum Company Share Amount).

Wentworth Conditions to Closing

The obligations of Wentworth to consummate the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Wentworth:

•	The representations and warranties of Kingswood, Holdings, Kingswood Merger Sub, Wentworth Merger Sub be true and correct in all material respects as of the Closing Date.
•	Each of the covenants of Kingswood and Holdings to be performed as of or prior to Closing shall have been performed in all material respects.

●	Kingswood and Holdings shall have delivered to Kingswood a certificate signed by an officer of Kingswood and Holdings certifying that the conditions relating to Kingswood and Holdings’ representations and warranties and covenants, have been fulfilled.
●	Kingswood shall deliver or cause to be delivered to Wentworth a certificate of the secretary of Kingswood as to (A) no amendment to the organizational documents of Kingswood, Holdings, Kingswood Merger Sub, Wentworth Merger Sub, and (B) the actions taken by the board of directors or managers of Kingswood, Holdings, Kingswood Merger Sub, or Wentworth Merger Sub may be a party or subject, and the other transaction contemplated thereby, and (C) Kingswood Stockholder Approval.
●	The amended and restated certificate of incorporation of Holdings, substantially in the form and substances attached to the Form S-4, shall have been adopted.
●	The amended and restated bylaws of Holdings, in the form and substance attached to the Form S-4 shall have been adopted.
●	Kingswood shall have delivered to Wentworth counterparts to the Lock-Up Agreement duly executed by Holdings, Sponsor, and each other holder of Kingswood Class B Common Stock.
●	The Sponsor Loans shall have been paid in full.
●	All Outstanding Transaction Expenses shall have been paid.
●	Kingswood shall have delivered to Wentworth fully executed version of the Kingswood Closing Date Certificate.
●	The Available Closing Date Cash shall not be less than $14,000,000.
●	The amount of shares of Holdings Common Stock to be issued at the Closing shall not be less than the Minimum Company Share Amount.
●	Any Holdings Private Warrant Issuance shall have taken place in accordance with the terms of the Merger Agreement.

Termination

The Merger Agreement may be terminated, and the transaction contemplated thereby abandoned, respectively, as follows:

(a)	By mutual written consent of Wentworth and Kingswood;

(b)	Prior to Closing, by written notice to Wentworth from Kingswood if (i)(A) there is any breach of representation, warranty, covenant or agreement on part of Wentworth set forth in the Merger Agreement, such that the conditions specified in Section 8.02(a) or Section 8.02(b) of the Merger Agreement would not be satisfied at the Closing or (B) the Indebtedness of the Group Companies has not been assumed, refinanced or converted into common equity units of Wentworth prior to the Closing Date (a “Terminating Company Breach”), except that such termination shall become effective only if the Terminating Company Breach is not cured within the Company cure period, (ii) the Closing has not occurred on or before December 30, 2022 (the “Termination Date”), unless Kingwood’s breach of the Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date, (iii) the consummation of the Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation, (iv) all financial statements described in Section 5.07(a) are not provided to Kingswood as soon as reasonably practical, or (v) all conditions in Section 5.08 and Section 8.02 have been satisfied or are capable of being satisfied were the closing to occur as of the date of such notice, except for those conditions to occur at the Closing;

(c)	Prior to the Closing, by written notice to Kingswood from Wentworth if (i)(A) there is any breach of any representation, warranty, covenant or agreement on the part of Kingswood set forth in the Merger Agreement, such that the conditions specified in Section 8.03(a) or Section 8.03(b) of the Merger Agreement would not be satisfied at the Closing, (B) the Available Closing Date Cash is less than $14,000,000 (a “Terminating Kingswood Breach”), except that such termination shall become effective only if the Terminating Kingswood Breach is not cured within the Kingswood cure period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; or

(d)	by written notice from either Wentworth or Kingswood to the other if the Kingswood Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the Special Meeting).

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of Founder Support Agreement, a copy of which is included as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Founder Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of the Kingswood Common Stock entered into the Founder Support Agreement, pursuant to which such holders agreed to approve the Merger Agreement.

In addition, the holders of Private Placement Warrants have agreed that at the Effective Time, the aggregate number of issued and outstanding Private Placement Warrants held by the Sponsor Support Holders shall be adjusted in the following manner: (i) if the aggregate of the Trust Cash and PIPE Proceeds is less than $15,000,000 then 100% of the Private Placement Warrants shall be forfeited; (ii) if the aggregate of the Trust Cash and PIPE Proceeds is equal to or greater than $15,000,000 but less than $17,500,000 then 90% of the Private Placement Warrants shall be forfeited; (iii) if the aggregate of the Trust Cash and PIPE Proceeds is equal to or greater than $17,500,000 but less than $20,000,000 then 80% of the Private Placement Warrants shall be forfeited; (iv) if the aggregate of the Trust Cash and PIPE Proceeds is equal to or greater than $20,000,000 but less than $22,500,000 then 70% of the Private Placement Warrants shall be forfeited; (v) if the aggregate of the Trust Cash and PIPE Proceeds is equal to or greater than $22,500,000 but less than $25,000,000 then 60% of the Private Placement Warrants shall be forfeited; (vi) if the aggregate of the Trust Cash and PIPE Proceeds is equal to or greater than $25,000,000 but less than $27,500,000 then 50% of the Private Placement Warrants shall be forfeited; (vii) if the aggregate of the Trust Cash and PIPE Proceeds is equal to or greater than $27,500,000 but less than $30,000,000 then 40% of the Private Placement Warrants shall be forfeited; (viii) if the aggregate of the Trust Cash and PIPE Proceeds is equal to or greater than $30,000,000 then 0% of the Private Placement Warrants shall be forfeited.

The foregoing description of the Founder Support Agreement is qualified in its entirety by reference to the full text of Founder Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Wentworth Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain Wentworth Members entered into the Wentworth Support Agreement, pursuant to which such Wentworth Members agreed to approve the Merger Agreement.

The foregoing description of the Wentworth Support Agreement is qualified in its entirety by reference to the full text of Wentworth Support Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On July 7, 2022, Kingswood and Wentworth issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. Such information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act, or the Exchange Act.

Additional Information

In connection with the Transactions, Holdings intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement for the stockholders of Kingswood that also constitutes a prospectus of Holdings. Kingswood urges investors, stockholders, and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about Kingswood, Holdings, Wentworth, and the Transactions. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Kingswood as of a record date to be established for voting on the Transactions. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge by directing a request to: Kingswood Acquisition Corp., 17 Battery Place, Room 625, New York, NY 10004. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Kingswood, Holdings, Wentworth and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Transactions under the rules of the SEC. Information about the directors and executive officers of Kingswood is set forth in Kingswood’s Prospectus relating to its initial public offering (the “IPO Prospectus”), which was filed with the SEC on November 23, 2020. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the Transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Kingswood, Holdings or Wentworth, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a definitive prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K and the attachments hereto contain forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the parties’ ability to close the Transactions, the anticipated benefits of the Transactions, and the financial condition, results of operations, earnings outlook and prospects of Kingswood and/or Wentworth and may include statements for the period following the consummation of the Transactions. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Kingswood and Wentworth as applicable and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to those discussed and identified in public filings made with the SEC by Kingswood and the following:

•	expectations regarding Wentworth’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and Wentworth’s ability to invest in growth initiatives and pursue acquisition opportunities;
•	the implementation, market acceptance and success of Wentworth’s business model and growth strategy;
•	Wentworth’s future capital requirements and sources and uses of cash;
•	Wentworth’s ability to obtain funding for its operations and future growth;
•	developments and projections relating to Wentworth’s competitors and industry;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;
•	the outcome of any legal proceedings that may be instituted against Kingswood or Wentworth following announcement of the Merger Agreement and the transactions contemplated therein;
•	the inability to complete the Transactions due to, among other things, the failure to obtain Kingswood stockholder approval or Kingswood’s inability to obtain the financing necessary to consummate the Transactions;
•	the risk that the announcement and consummation of the Transactions disrupts Kingswood’s or Wentworth’s current plans;
•	the ability to recognize the anticipated benefits of the Transactions;
•	unexpected costs related to the Transactions;
•	the amount of any redemptions by existing holders of Kingswood Common Stock being greater than expected;
•	limited liquidity and trading of Kingswood’s securities;
•	geopolitical risk, war, and changes in applicable laws or regulations;
•	the possibility that Kingswood and/or Wentworth may be adversely affected by other economic, business, and/or competitive factors;
•	operational risk;
•	risk that the COVID-19 pandemic, and local, state, and federal responses to addressing the pandemic may have an adverse effect on our business operations, as well as our financial condition and results of operations; and
•	the risks that the consummation of the Transactions is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of Kingswood and Wentworth prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Transactions or other matters addressed in this Current Report on Form 8-K and attributable to Kingswood, Wentworth or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Current Report on Form 8-K. Except to the extent required by applicable law or regulation, Kingswood and Wentworth undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of Current Report on Form 8-K to reflect the occurrence of unanticipated events.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of July 7, 2022, by and among Kingswood Acquisition Corp., Binah Capital Group, Inc., Kingswood Merger Sub, Inc., Wentworth Merger Sub, LLC and Wentworth Management Services LLC
10.1	Founder Support Agreement, dated as of July 7, 2022, by and among Kingswood Acquisition Corp., Wentworth Management Services LLC and founding stockholders of Kingswood Acquisition Corp.
10.2	Wentworth Support Agreement, dated as of July 7, 2022, by and among Wentworth Management Services LLC, Kingswood Acquisition Corp. and founding members of Wentworth Management Services LLC
99.1	Press Release, dated July 7, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KINGSWOOD ACQUISITION CORP.

	By:	/s/ Michael Nessim
Name: Michael Nessim
Title: Chief Executive Officer

Dated: July 7, 2022